Mail Stop 4561

									August 15, 2005

Scott D. Hoffman, Esq.
Lazard Group LLC
30 Rockefeller Plaza
New York, NY 10020

Lazard Group LLC
Registration Statement on Form S-4
Filed July 21, 2005
File No. 333-

Dear Mr. Hoffman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that you will leave the offering open at least
20
business days.
2. Under the Exxon Capital line of letters, the exchange offer may only remain in effect for a limited time. Disclose the maximum period of time that the exchange offer will remain in effect from the date the registration statement is declared effective through the expiration date, as extended.

3. Please send with your next amendment a letter from Lazard Group LLC with the representations from the Exxon Capital, Morgan
Stanley,
and Sherman and Sterling no action letters.

Cover Page
4. Revise the Cover Page to clarify that Lazard Group LLC, rather than Lazard LTD is the registrant.

Additional Information, page 5
5. Advise the staff as to what information is included in the registration statement that is not part of the prospectus.
6. Move this section so that it appears after the Risk Factors section.

Summary, page 8
7. Remove the preamble from this section; shortened terms should be clear from the context in which they are used.

Risk Factors, page 39
8. Revise your risk factor discussion regarding your retention of managing directors and other key employees to discuss your experience since going public. We note that Mr. Braggiotti has resigned.

9. Please revise all risk factors that include language such as "Lazard Group cannot assure you." The inability to guarantee or assure an outcome is not a risk.

If you do not exchange your old notes, they may be difficult to resell, page 56
10. Delete this risk factor. It does not set forth a risk of participating in the transaction being registered and is coercive.

Exhibit 5.1: Legality Opinion of Wachtell Lipton Rosen & Katz
11. Revise this opinion to eliminate the reference to the Bar Admission status of members of Wachtell Lipton, as counsel is not opining on any body of law for which it lacks capacity.
12. Prior to effectiveness, file a signed and dated opinion.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Jackson, Staff Accountant, at (202)
551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Christian Windsor, Special Counsel at (202) 551-3419 or me at (202) 551-3698 with any other questions.

      					Sincerely,



      					Mark Webb
      Legal Branch Chief

CC:	Via Fax:
	Gavin D. Solotar, Esq.
      Wachtell, Lipton, Rosen & Katz
      51 West 52nd Street
      New York, New York 10019